PROSPECTUS Dated January 24, 1997                 Pricing Supplement No. 36 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-18005
Dated February 21, 1997                                   Dated April 23, 1997
                                                                Rule 424(b)(3)

                           Morgan Stanley Group Inc.
                          MEDIUM-TERM NOTES, SERIES E
                     EQUITY LINKED NOTES DUE MAY 19, 1998

                               ----------------

      The Equity Linked Notes due May 19, 1998 (the "Notes") are Medium-Term Notes, Series E of Morgan Stanley Group Inc. (the "Company"), as further described herein and in the Prospectus Supplement under "Description of Notes--Fixed Rate Notes" and "--Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices." The Notes are being issued in minimum denominations of Pound Sterling1,000,000 and will mature on May 19, 1998 (the "Maturity Date"). The Notes will bear interest at the rate of 1.00% per annum payable on May 19, 1998 (the "Interest Payment Date"). The Notes will not be redeemable by the Company in whole or in part prior to the Maturity Date other than under the circumstances described under "Description of Notes--Tax Redemption" in the accompanying Prospectus Supplement. The Notes will be issued only in bearer form, which form is further described under "Description of the Notes--Forms, Denominations, Exchange and Transfer" in the accompanying Prospectus Supplement. Notes in bearer form will not be exchangeable at any time for Notes in registered form.

      At maturity, the holder of each Note will receive the par amount of such Note ( Pound Sterling1,000,000) ("Par") plus accrued interest plus an amount (the "Supplemental Redemption Amount") based on the percentage increase, if any, in the value of the Nikkei Stock Average (the "Nikkei 225 Index") published by Nihon Keizai Shimbun, Inc. ("NKS") excluding the value of a basket of the stocks of fifteen financial services and real estate companies (collectively, the "Basket Stocks" and individually a "Basket Stock") included among the underlying stocks of the Nikkei 225 Index as of April 23, 1997, as determined by the Calculation Agent and as further described in this Pricing Supplement. The Supplemental Redemption Amount, if any, payable with respect to each Note at maturity will equal the product of (i) the par amount of such Note, (ii) 0.43 and (iii) the remainder of (a) a fraction, the numerator of which is the Final Index Value less the Initial Index Value and the denominator of which is the Initial Index Value, minus (b) 0.141 times a fraction, the numerator of which is the Final Basket Value less the Initial Basket Value and the denominator of which is the Initial Basket Value. The Supplemental Redemption Amount cannot be less than zero.

      The Initial Index Value has been set to equal Yen18,736.00. The Final Index Value will equal the Index Closing Value (as defined herein) of the Nikkei 225 Index on May 8, 1998 ( the "Determination Date"), except in the case of certain Market Disruption Events (as defined herein). The Initial Basket Value has been set to equal Yen87,391,800. The Final Basket Value will equal the share-weighted value of the Basket Stocks (the "Basket Value") on the Determination Date, except in the case of certain Market Disruption Events. Unless the remainder in clause (iii) above is greater than zero, the holder of each Note will be repaid the par amount of such Note plus accrued interest, but will not receive any Supplemental Redemption Amount. For information as to the calculation of the Supplemental Redemption Amount, the composition of the Basket Stocks and certain tax consequences to beneficial owners of the Notes, see "Supplemental Redemption Amount,""Basket Value," "Basket Stocks," "Determination Date" and "United States Federal Taxation" in this Pricing Supplement.

      The Company will cause the "Supplemental Redemption Amount," "Basket Value," and composition of the "Basket Stocks" to be determined by Morgan Stanley & Co. International Limited (the "Calculation Agent") for The Chase Manhattan Bank, as Trustee under the Senior Debt Indenture.

      An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-5 through PS-7 herein.


                             MORGAN STANLEY & CO.
                                International


Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.


Principal Amount..............   Pound Sterling3,000,000

Maturity Date.................   May 19, 1998

Interest Rate.................   1.00%

Interest Payment Date.........   May 19, 1998

Specified Currency............   U.K. Sterling (" Pound Sterling")

Issue Price...................   100%

Issue Date (Settlement Date)..   May 8, 1997

Common Code...................   7627807

ISIN..........................   XS0076278075

Book Entry Note or
Certificated Note.............   Book Entry

Senior Note or Subordinated
Note..........................   Senior

Minimum Denominations.........   Pound Sterling1,000,000

Trustee.......................   The Chase Manhattan Bank

Maturity Redemption Amount ...   At maturity (including as a result of
                                 acceleration or otherwise), the holder of each Note will receive the par amount of such Note ( Pound Sterling1,000,000) ("Par") plus accrued interest plus the Supplemental
                                 Redemption Amount, if any.

Supplemental Redemption
Amount .......................   The Supplemental Redemption Amount, if any,
                                 payable with respect to each Note at maturity will be an amount equal to the product of (i) the par amount of such Note, (ii) 0.43 and
                                 (iii) the remainder of (a) a fraction, the numerator of which is the Final Index Value less the Initial Index Value and the denominator of which is the Initial Index
                                 Value, minus (b) 0.141 times a fraction, the numerator of which is the Final Basket Value less the Initial Basket Value and the denominator of which is the Initial Basket
                                 Value. The Supplemental Redemption Amount will not be less than zero. The Supplemental
                                 Redemption Amount is described by the
                                 following formula:

             ( Final Index Value -            Final Basket Value - )
             ( Initial Index Value            Initial Basket Value )
Par x 0.43 x ----------------------  -0.141 x ----------------------
             ( Initial Index Value             Initial Basket Value)

                                 ; provided that the Supplemental Redemption
                                 Amount may not be less than zero.

                                 The Company will cause the Calculation Agent to provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, of the Supplemental Redemption Amount, on or prior to 11:00 a.m. on the Business Day preceding the Maturity Date. See "Discontinuance of the Nikkei 225 Index; Alteration of Method of Calculation" below.

                                 All percentages resulting from any
                                 calculation with respect to the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and
                                 all U.K. Sterling amounts used in or
                                 resulting from such calculation will be
                                 rounded to the nearest pence with one-half pence being rounded upwards.

Index Closing Value...........   The Index Closing Value, as of the
                                 Determination Date, will equal the closing value (afternoon session) of the Nikkei 225
                                 Index or any Successor Index (as defined below) at the regular official weekday close of trading on such Determination Date. See
                                 "Discontinuance of the Nikkei 225 Index;
                                 Alteration of Method of Calculation" below.

                                 References herein to the Nikkei 225 Index will be deemed to include any Successor Index, unless the context requires otherwise.

Initial Index Value...........   The Initial Index Value is  Yen18,736.00.

Final Index Value.............   The Final Index Value will equal the Index
                                 Closing Value on the Determination Date.  See
                                 "Determination Date" below.

Basket Value..................   The Basket Value on any date will be a value
                                 equal to the sum of the products of the
                                 Market Price and the Multiplier for each Basket Stock, in each case determined as of such date.

                                 See "Basket Stocks" below.

Initial Basket Value .........   The Initial Basket Value has been set to
                                 equal Yen87,391,800.

Final Basket Value............   The Final Basket Value will equal the Basket
                                 Value on the Determination Date, as computed by the Calculation Agent. See "Determination
                                 Date" below.

Trading Day...................   A day on which trading is generally conducted
                                 (i) on the Tokyo Stock Exchange ("TSE"), (ii) on the Osaka Stock Exchange ("OSE") and (iii) on any exchange on which futures or options contracts related to the Nikkei 225 Index are traded, other than a day on which trading on such exchanges is scheduled to close prior to its regular weekday closing time, as determined by the Calculation Agent.

Market Price..................   The Market Price for one share of a Basket
                                 Stock (or one unit of any other security for which a Market Price must be determined) on any Trading Day means the last reported sale price, regular way, on such day on the TSE.
                                 If the last reported sale price is not
                                 available for any Trading Day, the Market
                                 Price for such Trading Day shall be the last reported sale price on the immediately preceding Trading Day for which a last reported sale price is available.

Determination Date............   The Determination Date will be May 8, 1998
                                 or, if such date is not a Trading Day, the next succeeding Trading Day, unless there is a Market Disruption Event on any such Trading
                                 Day. If a Market Disruption Event occurs on any such Trading Day, such Determination Date will be the immediately succeeding Trading Day during which no Market Disruption Event will have occurred; provided that if a Market
                                 Disruption Event has occurred on each of the five Trading Days immediately succeeding May
                                 8, 1998, then (i) such fifth succeeding
                                 Trading Day will be deemed to be the relevant
                                 Determination Date, notwithstanding the
                                 occurrence of a Market Disruption Event on such day and (ii) with respect to any such fifth Trading Day on which a Market
                                 Disruption Event occurs, the Calculation
                                 Agent will determine the value of the Nikkei
                                 225 Index and the Final Basket Value on such fifth Trading Day in accordance with the formula for and method of calculating the Nikkei 225 Index last in effect prior to the commencement of the Market Disruption Event, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Trading Day of each security most recently comprising the Nikkei
                                 225 Index and the Basket Stocks.


Market Disruption Event.......   "Market Disruption Event" means, with respect
                                 to the Nikkei 225 Index:

                                    (i) a suspension, absence or material
                                    limitation of trading of 20% or more of
                                    the securities included in the Nikkei 225
                                    Index on the primary market for such
                                    securities for more than two hours of
                                    trading or during the one-half hour period preceding the close of trading in such market; or the suspension, absence or material limitation of trading on the primary markets for trading in futures or options contracts related to the Nikkei 225 Index during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                    (ii) a determination by the Calculation
                                    Agent in its sole discretion that the
                                    event described in clause (i) above
                                    materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred:  (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption
                                 Event, (3) a suspension of trading in a
                                 futures or options contract on the Nikkei 225 Index by the primary securities market related to such contract by reason of (x) a price change exceeding limits set by such exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the Nikkei 225 Index and (4) a suspension, absence or material limitation of trading on the primary markets on which futures or options contracts related to the Nikkei 225 Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Calculation Agent.............   Morgan Stanley & Co. International Limited
                                 and its successors ("MSIL")

                                 All determinations made by the Calculation
                                 Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the Company and holders of the Notes.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Index Value, the Final Basket Value or whether a Market Disruption Event has occurred. See "Discontinuance of the Nikkei 225 Index; Alteration of Method of Calculation" below and "Market Disruption Event" above. MSIL is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Risk Factors..................   An investment in the Notes entails
                                 significant risks not associated with similar investments in a conventional security, including the following.

                                 The interest rate applicable to the Notes is less than that which would be payable on a conventional fixed-rate debt security having the same maturity date as the Notes and issued by the Company on the Issue Date. Because the Supplemental Redemption Amount may be equal to zero, the effective yield to maturity may be less than that which would be payable on such a conventional fixed-rate debt security.

                                 The Notes will not be listed on any exchange. There can be no assurance as to whether there will be a secondary market in the Notes or if there were to be such a secondary market, whether such market would be liquid or illiquid. It is expected that the secondary market for the Notes will be affected by the creditworthiness of the Company and by a number of factors, including, but not limited to, the volatility of the Nikkei 225 Index and of the Basket Stocks, dividend rates on the stocks underlying the Nikkei 225 Index and on the Basket Stocks, the time remaining to the Determination Dates and to the maturity of the Notes and market interest rates. In addition, the Final Index Value depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. The value of the Notes prior to maturity is expected to depend primarily on market interest rates and the extent of the appreciation, if any, of the Final Index Value less the Final Basket Value over the Initial Index Value less the Initial Basket Value. If, however, the Notes are sold prior to maturity at a time when the Nikkei 225 Index less the current Basket Value exceeds the Initial Index Value less the Initial Basket Value, the sale price may be at a discount from the amount expected to be payable to the holder if such excess were to prevail on the Determination Date because of the possible fluctuation of the Nikkei 225 Index and Basket Value between the time of such sale and the Determination Date. The price at which a holder will be able to sell the Notes prior to maturity may be at a discount, which could be substantial, from the par amount thereof, if, at such time, the Nikkei 225 Index less the current Basket Value or the Final Index Value less the Final Basket Value, if determined, is below, equal to or not sufficiently above the Initial Index Value less the Initial Basket Value.

                                 The return of only the par amount of a Note plus accrued interest at maturity will not compensate the holder for any opportunity cost implied by inflation and other factors relating to the time value of money. The percentage appreciation of the Nikkei 225 Index excluding the Basket Values based on the formula for determining the Supplemental Redemption Amount does not reflect the payment of dividends on the stocks underlying the Nikkei 225 Index. Therefore, the yield to maturity based on the formula for determining the Supplemental Redemption Amount will not be the same yield as would be produced if the stocks underlying the Nikkei 225 Index (exclusive of the Basket Stocks) were purchased and held for a similar period.

                                 If the formula for determining the
                                 Supplemental Redemption Amount results in a remainder no greater than zero, the holders of the Notes will receive only the par amount of each Note plus accrued interest at maturity. Because the Final Index Value and the Final Basket Value will be based upon the closing value of the Nikkei 225 Index and the Basket Stocks on a specified day (the Determination
                                 Date), a significant increase in the Nikkei
                                 225 Index or decrease in the value of the Basket Stocks subsequent to issuance may be substantially or entirely offset by subsequent decreases in the value of the Nikkei 225 Index or increases in the value of the Basket Stocks on or prior to the Determination Date.

                                 Neither the historical Nikkei 225 Index
                                 values nor the historic Basket Values should be taken as an indication of the future performance of the Nikkei 225 Index or the Basket Stocks during the term of the Notes. While the trading prices of the Basket Stocks and the other stocks underlying the Nikkei 225 Index will determine the value of the Basket Stocks and the Nikkei 225 Index, it is impossible to predict whether the value of the Nikkei 225 Index or the Basket Stocks will rise or fall. Trading prices of the stocks underlying the Nikkei 225 Index (including the Basket Stocks) will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or a particular underlying stock.

                                 The policies of NKS concerning additions, deletions and substitutions of the stocks underlying the Nikkei 225 Index and the manner in which NKS takes account of certain changes affecting such underlying stocks may affect the value of the Nikkei 225 Index.
                                 The policies of NKS with respect to the
                                 calculation of the Nikkei 225 Index could also affect the value of the Nikkei 225 Index. NKS may discontinue or suspend calculation or dissemination of the Nikkei 225 Index. Any such actions could affect the value of the Notes. See "Nikkei 225 Index" and "Discontinuance of the Nikkei 225 Index; Alteration of Method of Calculation" below.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Index Value, the Final Basket Value or whether a Market Disruption Event has occurred. See "Discontinuance of the Nikkei 225 Index; Alteration of Method of Calculation" below and "Market Disruption Event" above. MSIL, as a registered broker-dealer, is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes to restrict the use of information relating to the calculation of the Final Index Value and the Final Basket Value that the Calculation Agent may be required to make prior to its dissemination. MSIL is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation" below.

Nikkei 225 Index..............   Unless otherwise stated, all information
                                 herein relating to the Nikkei 225 Index has been derived from the Stock Market Indices
                                 Data Book published by NKS and other
                                 publicly-available sources. Such information reflects the policies of NKS and are subject to change at the discretion of NKS.

                                 The Nikkei 225 Index is a stock index
                                 calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index currently is based on 225 highly capitalized underlying stocks (the "Underlying Stocks") trading on the TSE representing a broad cross-section of Japanese industries. All 225 Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE.

                                 The Nikkei 225 Index is a modified,
                                 price-weighted index (i.e., an Underlying
                                 Stock's weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each Underlying Stock by the corresponding weighting factor for such Underlying Stock (a "Weight Factor"), (ii) calculating the sum of all these products and
                                 (iii) dividing such sum by a divisor (the
                                 "Divisor"). The Divisor, initially set in 1949 at 225, was 9.999 as of April 23, 1997 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing Yen50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of Yen50. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks (currently the TSE). The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

                                 In order to maintain continuity in the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the
                                 Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change.
                                 As a result of such change affecting any Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (i.e., the level of the Nikkei 225 Index immediately after such change) will equal the level of the Nikkei
                                 225 Index immediately prior to the change.

                                 An Underlying Stock may be deleted or added by NKS. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, Underlying Stocks with relatively low liquidity, based on trading volume and price fluctuation over the past ten years, may be deleted by NKS subject to a maximum of six such deletions by reason of low liquidity per year. Upon deletion of a stock from the Underlying Stocks, NKS will select a suitable replacement for such deleted Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Stocks. In such a case, an existing Underlying Stock with low trading volume and not representative of a market will be deleted by NKS.

Nikkei 225 Index Underlying
Stocks........................   A list of the issuers of the Underlying
                                 Stocks constituting the Nikkei 225 Index is available from the Nikkei Economic Electronic
                                 Databank System and from the Stock Market
                                 Indices Data Book published by NKS. NKS may delete, add or substitute any stock underlying the Nikkei 225 Index.

Discontinuance of the Nikkei
225 Index; Alteration of
Method of Calculation.........   If NKS discontinues publication of the
                                 Nikkei 225 Index and NKS or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Nikkei 225 Index (such index being referred to herein as a "Successor
                                 Index"), then the Index Closing Value will be determined by reference to the value of such Successor Index at the close of trading on the TSE or the relevant exchange or market for the Successor Index on the Determination Date.

                                 Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to the Company and to the holders of the Notes within three Trading Days of such selection.

                                 If NKS discontinues publication of the Nikkei 225 Index prior to, and such discontinuance is continuing on, the Determination Date and the Calculation Agent determines that no Successor Index is available at such time, then on such Determination Date, the Calculation Agent will determine the Index Closing Value and the Basket Value that would be used in computing the Supplemental Redemption Amount on such Determination Date. The Index Closing Value will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Nikkei 225 Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Determination Date of each security most recently comprising the Nikkei 225 Index. Notwithstanding these alternative arrangements, discontinuance of the publication of the Nikkei 225 Index may adversely affect the value of the Notes.

                                 If at any time the method of calculating the Nikkei 225 Index or a Successor Index, or the value thereof, is changed in a material respect, or if the Nikkei 225 Index or a Successor Index is in any other way modified so that such index does not, in the opinion of the Calculation Agent, fairly represent the value of the Nikkei 225 Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in London on the Determination Date, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the Nikkei 225 Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and calculate the Supplemental Redemption Amount with reference to the Nikkei 225 Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the Nikkei 225 Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent will adjust such index in order to arrive at a value of the Nikkei 225 Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Alternate Determination Date
in Case of an Event of
Default.......................   In case an Event of Default with respect to
                                 any Notes shall have occurred and be
                                 continuing, the amount declared due and
                                 payable upon any acceleration of the Notes will be determined by the Calculation Agent and will be equal to the par amount plus the Supplemental Redemption Amount determined as though the Determination Date scheduled to occur on or after such date of acceleration were the date of acceleration, plus any accrued interest to, but not including, the date of acceleration.

Public Information............   All disclosure contained in this Pricing
                                 Supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by NKS.

                                 NKS has no relationship to the Company or the Notes; it does not sponsor, endorse, authorize, sell or promote the Notes, and has no obligation or liability in connection with the administration, marketing or trading of the Notes or with the calculation of the Index Closing Value on the Determination Date or the Supplemental Redemption Amount.

Basket Stocks.................   The Basket Stocks are the stocks of fifteen
                                 financial services and real estate companies that were, as of April 23, 1997, included among the Underlying Stocks of the Nikkei 225
                                 Index. The Basket Stocks will be used to calculate the Basket Value, subject to adjustment as set forth below under "Adjustments to the Multipliers and the Basket." HOLDERS OF THE NOTES WILL NOT HAVE
                                 ANY RIGHT TO RECEIVE THE BASKET STOCKS.
                                 There can be no assurance that the Basket
                                 Stocks will continue to be Underlying Stocks of the Nikkei 225 Index at the maturity of the Notes. The following table sets forth the Basket Stocks, the initial Market Price of each Basket Stock used to determine the Initial Basket Value, the initial Multiplier and the percentage of the Basket Value that each Basket Stock represented, each as of April 23, 1997:

                                      Initial                     Weight in
                                      Market        Initial     Initial Basket
    Issuer of the Basket Stock         Price       Multiplier       Value
    --------------------------        -------      ----------   --------------

Sumitomo Bank, Ltd.                   Yen1530         5009          8.77%
Fuji Bank, Ltd.                          1490         5003          8.53
Bank of Tokyo-Mitsubishi, Ltd.           2030         3577          8.31
Sanwa Bank, Ltd.                         1400         5156          8.26
Mitsubishi Estate Co., Ltd.              1570         4514          8.11
Tokio Marine and Fire Insurance Co.   Yen1220         5559          7.76%
Dai-Ichi Kangyo Bank, Ltd.               1390         4728          7.52
Nomura Securities Co., Ltd.              1410         4339          7.00
Daiwa House Industry Co., Ltd.           1470         3858          6.49
Mitsui Fudosan Co., Ltd.                 1490         3760          6.41
Japan Securities Finance Co.              900         5739          5.91
Shimizu Corporation                       597         7422          5.07
Kajima Corporation                        559         7457          4.77
Chiyoda Corporation                       444         7106          3.61
Obayashi Corp.                            645         4715          3.48


                                 The initial Multiplier relating to each
                                 Basket Stock indicates the number of shares of such Basket Stock, given the interday market price of such Basket Stock, included in the calculation of the Initial Basket Value so that each Basket Stock represents the percentage weight in the Initial Basket Value indicated in the table above as of April 23, 1997. The respective Multipliers will remain constant for the term of the Notes unless adjusted for certain corporate events. See "Adjustments to the Multipliers and the Basket."

Adjustments to the Multipliers
and the Basket................   The Multiplier with respect to any Basket
                                 Stock and the Basket will be adjusted as follows:

                                 1. If a Basket Stock is subject to a stock split or reverse stock split, then once such split has become effective, the Multiplier relating to such Basket Stock will be adjusted to equal the product of the prior Multiplier and the number of shares issued in such stock split or reverse stock split with respect to one share of such Basket Stock.

                                 2. If a Basket Stock is subject to a stock dividend (issuance of additional shares of the Basket Stock) that is given ratably to all holders of shares of such Basket Stock, then once the dividend has become effective and such Basket Stock is trading ex-dividend, the Multiplier relating to such Basket Stock will be adjusted so that the new Multiplier shall equal the prior Multiplier plus the product of (i) the number of shares of such Basket Stock issued with respect to one share of such Basket Stock and (ii) the prior Multiplier.

                                 3. There will be no adjustments to the
                                 Multipliers to reflect cash dividends or other distributions paid with respect to a Basket Stock other than distributions described in paragraph 6 below and Extraordinary Dividends as described below.
                                 A cash dividend or other distribution with respect to a Basket Stock will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary
                                 Dividend for such Basket Stock by an amount equal to at least 10% of the Market Price on the Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to a Basket Stock, the Multiplier with respect to such Basket Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Multiplier will equal the product of (i) the then current Multiplier, and (ii) a fraction, the numerator of which is the Market Price on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for a Basket Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for such Basket Stock or (ii) in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on a Basket Stock described in paragraph 6 below that also constitutes an Extraordinary Dividend shall cause an adjustment to the Multiplier for such Basket Stock pursuant only to paragraph 6.

                                 4. If the issuer of a Basket Stock is being liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, such Basket Stock will continue to be included in the Basket so long as a Market Price for such Basket Stock is available. If a Market Price is no longer available for a Basket Stock for whatever reason, including the liquidation of the issuer of such Basket Stock or the subjection of the issuer of such Basket Stock to a proceeding under any applicable bankruptcy, insolvency or other similar law, then the value of such Basket Stock will equal zero in connection with the calculation of the Basket Value and Final Basket Value for so long as no Market Price is available, and no attempt will be made to find a replacement stock or increase the Basket Value to compensate for the deletion of such Basket Stock.

                                 5. If the issuer of a Basket Stock has been subject to a merger or consolidation and is not the surviving entity, then a value for such Basket Stock will be determined at the time such issuer is merged or consolidated and will equal the last available Market Price for such Basket Stock and that value will be constant for the remaining term of the Notes. At such time, no adjustment will be made to the Multiplier of such Basket Stock. For purposes of calculating that portion of the Final Basket Value attributable to the value of such Basket Stock, the Market Value will be deemed to be the Multiplier of such Basket Stock times such last available Market Price.

                                 6. If the issuer of a Basket Stock issues to all of its shareholders equity securities of an issuer other than the issuer of the Basket Stock (other than in a transaction described in paragraph 5 above), then such new equity securities will be added to the Basket as a new Basket Stock, unless the Market Price of such new equity securities cannot be determined using the procedures described above under "Market Price." The Multiplier for such new Basket Stock will equal the product of the original Multiplier for the Basket Stock for which the new Basket Stock is being issued (the "Initial Basket Stock") and the number of shares of the new Basket Stock issued with respect to one share of the Initial Basket Stock.

                                 No adjustments of any Multiplier of a Basket
                                 Stock will be required unless such adjustment would require a change of at least 0.1% in the Multiplier then in effect. The Multiplier resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

                                 No adjustments to the Multiplier of any
                                 Basket Stock or to the Basket will be made other than those specified above. The adjustments specified above do not cover all events that could affect the Market Price of a Basket Stock.

                                 The Calculation Agent shall be solely
                                 responsible for the determination and
                                 calculation of any adjustments to any
                                 Multiplier of any Basket Stock or to the Basket and its determinations and calculations with respect thereto shall be conclusive.

                                 The Calculation Agent will provide
                                 information as to any adjustments to the Multipliers upon written request by any holder of the Notes.

Historical Data on the
Nikkei 225 Index..............   NKS first calculated and published the
                                 Nikkei 225 Index in 1970. The following table sets forth the high, the low and the closing values of the Nikkei 225 Index for each quarter in the period from January 1, 1992 through April 23, 1997, as published by NKS. The historical performance of the Nikkei 225 Index should not be taken as an indication of future performance, and no assurance can be given that such performance, taken together with the performance of the Basket Stocks, will cause the holders of the Notes to receive any Supplemental Redemption
                                 Amount under the formula for determining such Supplemental Redemption Amount.

                                               Nikkei 225
                                              Values in Yen
                                 ---------------------------------------
                                   High            Low           Close
                                 ---------      ---------      ---------
             1992:
                1st Quarter      23,801.18      19,345.95      19,345.95
                2nd Quarter      18,804.60      15,741.27      15,951.73
                3rd Quarter      18,908.47      14,309.41      17,399.08
                4th Quarter      17,690.67      15,993.48      16,924.95
             1993:
                1st Quarter      19,048.38      16,287.45      18,591.45
                2nd Quarter      21,076.00      19,099.09      19,590.00
                3rd Quarter      21,148.11      19,621.46      20,105.71
                4th Quarter      20,500.25      16,078.71      17,417.24
             1994:
                1st Quarter      20,677.77      17,369.74      19,111.92
                2nd Quarter      21,552.81      19,122.22      20,643.93
                3rd Quarter      20,862.77      19,468.89      19,563.81
                4th Quarter      20,148.83      18,666.93      19,723.06
             1995:
                1st Quarter      19,684.04      15,749.77      16,139.95
                2nd Quarter      17,103.69      14,507.17      14,517.40
                3rd Quarter      18,758.55      14,485.41      17,913.06
                4th Quarter      20,011.76      17,337.19      19,868.15
             1996:
                1st Quarter      21,406.85      19,734.70      21,406.85
                2nd Quarter      22,666.80      21,171.82      22,530.75
                3rd Quarter      22,455.50      20,107.15      21,556.40
                4th Quarter      21,612.30      19,161.77      19,361.35
             1997:
                1st Quarter      19,446.00      17,303.77      18,003.40
                2nd Quarter
                (through
                April 23, 1997)  18,735.50      17,485.87      18,735.50

              Source: Bloomberg

Hypothetical Basket Values....   The following table sets forth the
                                 hypothetical closing Basket Values for each quarter in the period from January 1, 1994 through April 23, 1997 as determined by the Calculation Agent. The historical performance of the closing Basket Values should not be taken as an indication of future performance, and no assurance can be given that such performance, taken together with the performance of the Nikkei 225 Index, will cause the holders of the Notes to receive any Supplemental Redemption Amount under the formula for determining such Supplemental Redemption Amount.


                                                     Basket Values
                                                        in Yen
                1994:
                  1st Quarter...................        116,110,000
                  2nd Quarter...................        122,921,000
                  3rd Quarter...................        112,605,000
                  4th Quarter...................        113,719,000
                1995:
                  1st Quarter...................         97,375,000
                  2nd Quarter...................         88,445,700
                  3rd Quarter...................        107,973,000
                  4th Quarter...................        120,512,000
                1996:
                  1st Quarter...................        127,179,000
                  2nd Quarter...................        129,440,000
                  3rd Quarter...................        122,440,000
                  4th Quarter...................         99,016,700
                1997:
                  1st Quarter...................         85,345,900
                  2nd Quarter (at April 23,
                  1997).........................         86,507,000

Use of Proceeds and Hedging...   The net proceeds to be received by the
                                 Company from the sale of the Notes will be
                                 used for general corporate purposes and, in
                                 part, by the Company or one or more of its
                                 affiliates in connection with hedging the
                                 Company's obligations under the Notes,
                                 including hedging market risks associated
                                 with the Supplemental Redemption Amount.
                                 Such hedging may involve the purchase or sale
                                 of exchange traded or over the counter
                                 options on the Nikkei 225 Index or individual
                                 stocks included in the Nikkei 225 Index,
                                 futures contracts on the Nikkei 225 Index and
                                 options on such futures contracts.   Although
                                 the Company has no reason to believe that its hedging activity will have a material impact on the price of such options, stocks, futures contracts and options on futures contracts, there can be no assurance that the Company will not affect such prices as a result of its hedging activities. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling such instruments and any other instruments that it may wish to use in connection with such hedging. See also "Use of Proceeds" in the accompanying Prospectus.

United States Federal Taxation   The investor should refer to the discussion
                                 under "United States Federal Taxation" in the accompanying Prospectus Supplement.